Exhibit (a)(20)
Information regarding the cancelation and
payout of Argon ST equity awards
Q. Who does this email apply to?
A. All current employees with any of the following Argon ST equity awards:
•	Unexercised Options to Purchase Argon Common Stock (vested and unvested)

•	Unexercised Stock Appreciation Rights Linked to the Value of Argon Common Stock (vested and unvested)

•	Holders of Unvested Restricted Stock Units or Unvested Restricted Shares of Argon Common Stock
Q. How do I know if I have any of the Argon ST equity awards listed above?
A. You can view your equity grants via your Solium Shareworks account. For information regarding your Solium Shareworks account, including a step-by-step guide to exercising options, please visit https://intranet.argonst.com/departments/hr/benefits.aspx and view the Stock section. You can also call Solium’s Participant Services Group at 1-877-380-7793 for help activating your account or for questions regarding how to use their website.
Important notice: In order for Argon ST to be able to execute the payout as described below, Argon ST will prohibit all employees from exercising Stock Options and/or Stock Appreciation Rights effective Monday, August 2nd, at 7:00 am New York City. If the tender offer is extended, this freeze on exercises may be lifted until a new deadline shortly before the expiration of the extension period.
Q. What is happening to my Argon ST equity awards?
Unexercised Options to Purchase Argon Common Stock (vested and unvested) — NO ACTION REQUIRED
Each option to purchase Argon Common Stock, whether vested or unvested, that is outstanding and unexercised as of the closing of the tender offer will be converted into a right to receive cash without any action on your part. The options will convert into the right to receive within two business days following the acceptance by Boeing of the shares tendered in the tender offer, an amount in cash equal to the excess, if any, of $34.50 over the exercise price of the option, less any applicable withholding of taxes. This amount will be paid to you through Argon’s normal payroll process. When the options convert into the right to receive cash, they will be canceled. You will not receive notice of the cancelation.
Unexercised Stock Appreciation Rights Linked to the Value of Argon Common Stock (vested and unvested) — NO ACTION REQUIRED
Each stock appreciation right linked to the value of Argon Common Stock (a “SAR”), whether vested or unvested, that is outstanding and unexercised as of the closing of the tender offer will be converted into a right to receive cash without any action on your part. Each SAR will convert into the right to receive within two business days following the acceptance by Boeing of the shares tendered in the tender offer, an amount in cash equal to the excess, if any, of $34.50 over the value linked to the SAR, less any applicable withholding of taxes. This amount will be paid to you through Argon’s normal payroll process. When the SARs convert into the right to receive cash, they will be canceled. You will not receive notice of the cancelation.
Holders of Unvested Restricted Stock Units or Unvested Restricted Shares of Argon Common Stock — NO ACTION REQUIRED
Each outstanding unvested restricted stock unit (RSU) and unvested restricted share award (RSA) granted pursuant to Argon’s equity incentive plans that is outstanding as of the closing of the tender offer will be converted into a right to receive cash without any action on your part. The RSAs and RSUs will be converted into the right to receive, within two business days following the acceptance by Boeing of the shares tendered in the tender offer, a per share cash payment equal to $34.50, less any applicable withholding of taxes. This amount will be paid to you through Argon’s normal payroll process. When the RSAs and RSUs convert into the right to receive cash, they will be canceled. You will not receive notice of the cancelation.
Q. When will I receive my money through payroll?
A. This payment will be made as soon as practicable following the closing of the tender offer (generally within two business days) as a lump sum payment directly to you. Currently the tender offer is scheduled to close at 12:00 midnight New York City time on August 4, 2010. Assuming the tender closes on this day, we expect payment to be made on or about Friday, August 6th.
Q. Will the payment be direct deposit?
A. This payment will be made via direct deposit assuming you have direct deposit set up. However, if you have multiple direct deposit accounts set up, the amount will be split according to your current elections.
Q. Will I have a separate pay stub and direct deposit than my normal paycheck on August 6th?
A. Yes. This payout will be a separate paycheck and will not be combined with your normal paycheck even though payment may occur on the same day.
Q. Will 401(k) salary deferrals, welfare benefit plan or flexible spending account contributions come out of my Argon ST equity payout?
A. No.
Q. Will garnishment or child support deductions come out of my Argon ST equity payout?
A. Whether garnishment or child support deductions will apply to your Argon ST equity payout will depend on the terms of your agreement or court order. This will be determined on a case-by-case basis.

Q. What taxes will be withheld?
A. Argon ST’s tax advisors have determined that this consideration for the cancelation for the Argon ST equity awards should be treated as supplemental wages and therefore will be subject to normal withholding requirements as applied to wages and other supplemental wages (i.e. bonus). Federal, state, FICA, state disability, and local taxes (if applicable) will be withheld.
Q. How will this taxable event be reported to the IRS?
A. Argon ST will report the taxable income and taxes withheld on your year end Form W-2.

Important Information about the Tender Offer
     This FAQ is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by The Boeing Company with the Securities and Exchange Commission (the “SEC”) on July 8, 2010. Argon ST, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 8, 2010. These documents, as amended from time to time, contain important information about the tender offer and Argon ST, Inc. stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer materials are available free of charge to all stockholders of Argon ST, Inc. at www.argonst.com or by contacting Argon ST, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, (703) 322-0881.